TAL Education Group

TAL Building No.1

Courtyard No. 9, Qixin Middle Street, Changping District

Beijing 102200

People’s Republic of China

February 24, 2025

VIA EDGAR

Ms. Nasreen Mohammed

Mr. Adam Phippen

Office of Trade & Services

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	TAL Education Group Form 20-F for the Fiscal Year Ended February 29, 2024 File No. 001-34900

Dear Ms. Mohammed and Mr. Phippen:

Reference is made to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission, dated February 12, 2025 (the “Comment Letter”), containing the Staff’s comments on TAL Education Group’s (the “Company”) annual report on Form 20-F for the fiscal year ended February 29, 2024. Due to the additional time required to prepare thorough and sufficient responses to the comments, the Company respectfully requests an extension of the deadline for its responses. The Company expects to provide its responses to the Comment Letter no later than March 13, 2025.

If you have any questions, please contact the Company’s U.S. counsel, Mr. Yi Gao of Simpson Thacher & Bartlett LLP, by phone at +852-2514-7620 (office) or +852-6588-7136 (cell) or by email at ygao@stblaw.com.

Sincerely,

/s/ Alex Peng
Alex Peng
Chief Financial Officer

cc:	Yi Gao, Esq.
Simpson Thacher & Bartlett LLP